Exhibit I

CAPITAL CLEAN ENERGY CARRIERS CORP. ANNOUNCES RESULTS OF

ANNUAL MEETING AND BOARD CHANGES

ATHENS, Greece, September 23, 2026—Capital Clean Energy Carriers Corp. (the “Company,” “CCEC” or “we”) (NASDAQ: CCEC), an international owner of ocean-going vessels, today announced the results of its Annual Meeting of Shareholders, held in Piraeus, Greece on September 22nd, 2026.

At that meeting:

1.	Seven directors of the Company were re-elected to serve until the 2027 Annual Meeting of Shareholders or until their successors are duly elected and qualified.

2.	Mr. Gurpal Grewal retired from the Board of Directors.

3.	Ms. Janet DiFiore was elected to the Board of Directors.

4.	Shareholders ratified the appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

Commenting on the developments, Jerry Kalogiratos, CEO of CCEC, stated: “Our Annual Meeting marks another step forward for CCEC as we continue to shape our Board for the next stage of the Company’s growth. On behalf of the Company, I would like to thank Gurpal Grewal for his contribution since joining our Board in 2017. His technical expertise and dedication have been greatly appreciated, and we wish him a well-deserved and fulfilling retirement.

We are also delighted to welcome Janet DiFiore to our Board. Janet DiFiore brings a distinguished career spanning four decades, including as Chief Judge of the New York Court of Appeals and the State of New York, and a lifelong commitment to integrity, ethics and the rule of law. Her extensive leadership experience and independent perspective will further strengthen our Board’s oversight and governance as CCEC continues to grow.”

Biography of Janet DiFiore

Janet DiFiore has 40 years of experience as a prosecutor, trial lawyer, trial judge and appellate judge, and has held senior leadership and executive positions in the public sector for more than 25 years. Ms. DiFiore began her career as an Assistant District Attorney in the Westchester County District Attorney’s Office and later returned to that office as Chief of the Narcotics Bureau. In 1998, she was elected to the Westchester County Court, and in 2002 she was elected a Justice of the New York State Supreme Court for the 9th Judicial District, where she subsequently served as

Supervising Judge of the Criminal Courts. In 2005, she was elected District Attorney of Westchester County and was reelected in 2009 and 2013. She has also served as President of the New York State District Attorneys Association and as Chair of the New York State Joint Commission on Public Ethics. On December 1, 2015, Ms. DiFiore was appointed Chief Judge of the New York Court of Appeals and the State of New York, and, after unanimous confirmation by the New York State Senate in January 2016, she served in that role until her retirement from government service in 2022. She is a recipient of the Deming Cup awarded by Columbia Business School. Judge DiFiore holds a B.A. from C.W. Post College, Long Island University and a J.D. from St. John’s University School of Law.

About Capital Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international shipping company, is a leading platform of gas carriage solutions with a focus on energy transition. CCEC’s in-the-water fleet includes 21 high-specification vessels, including 15 latest-generation Liquefied Natural Gas Carriers (“LNG/Cs”), one legacy Neo-Panamax container vessel, two dual-fuel medium gas carriers (“MG/Cs”) and three Handy Liquefied CO2 Multi-Gas Carriers (“HMG/Cs”). In addition, CCEC’s under-construction fleet includes six additional latest-generation LNG/Cs, four MG/Cs, one HMG/C and one LNG dual-fuel bunkering vessel to be delivered between the first quarter of 2027 and the first quarter of 2029.

For more information about the Company, please visit: www.capitalcleanenergycarriers.com

Forward-Looking Statements

The statements in this press release that are not historical facts are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in our annual report filed with the SEC on Form 20-F for the year ended December 31, 2025, filed on April 27, 2026. Unless required by law, CCEC expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CCEC does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

Contact Details:

Investor Relations / Media

Brian Gallagher

EVP Investor Relations

Tel. +44-(770) 368 4996

E-mail: b.gallagher@capitalmaritime.com

Nicolas Bornozis/Markella Kara

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: ccec@capitallink.com